Exhibit 99.10

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F (the “Form 40-F”) of Timmins Gold Corp., I, Mani M. Verma, M.Eng., P.Eng., an Associate Mining Engineer with Micon International Limited in Toronto, Canada, hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the San Francisco Mine in Sonora, Mexico (the “Estimates”) and to the incorporation by reference of references to, and summaries of, the Estimates in the Form 40-F.

MICON INTERNATIONAL LIMITED.

By:        /s/ Mani M. Verma
Name:   Mani M. Verma, M. Eng., P.Eng.
Title:     Associate Mining Engineer

March 29, 2012